Exhibit 99.1

ElectraMeccanica to Attend Stifel Transportation and Logistics Conference on February 11-12, 2020 in Miami Beach, Florida

VANCOUVER, British Columbia, Jan. 27, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced that management will attend the Stifel 2020 Transportation and Logistics Conference in Miami Beach, Florida on February 11-12, 2020.

At the event, ElectraMeccanica will also be showcasing its all-electric, single-seat SOLO EV, which is expected to begin commercial production in 2020 with the Company’s strategic contract manufacturing partner in China, Zongshen Industrials Group. With an MSRP of $18,500, the SOLO EV is a trend-setting all-electric, single-seat vehicle expected to revolutionize the commuting, delivery and shared mobility experience. To be one of the first to own a SOLO, please reserve yours online by visiting www.electrameccanica.com.

Mr. Paul Rivera, CEO, and Ms. Bal Bhullar, Chief Financial Officer, will host one-on-one investor meetings throughout the conference as follows:

Stifel 2020 Transportation and Logistics Conference
Date: February 11-12, 2020
Format: One-on-One Investor Meetings
Location: Fontainebleau Miami Beach (4441 Collins Avenue, Miami, FL 33140)

Conference participation is by invitation only and registration is mandatory. For more information, or to schedule a one-on-one meeting, please contact your Stifel representative.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of electric vehicles. The company’s flagship vehicle is the innovative purpose built; single-seat electric vehicle called the SOLO. This vehicle will revolutionize commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, please visit www.electrameccanica.com.

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Media Contact:
Sean Mahoney
C. 310-867-0670
sean@electrameccanica.com

Source: ElectraMeccanica Vehicles Corp

Released January 27, 2020